SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MINUTES FOR THE HUNDRED SIXTY THIRD GENERAL SHAREHOLDERS MEETING OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE 53300000859

On the twenty first September 2015, at 10 o’clock, at the company’s headquarters, Setor Comercial Norte, Quadra 04, Bloco “B”, n. 100, 2nd floor, of ‘Edifício Centro Empresarial VARIG’ – Brasília – DF, a sufficient number of ordinary shareholders attended the meeting to set up the General Meeting, as established on page 71 of the Attendance Book n. 4, the Hundred Sixty Third Shareholders Meeting of Centrais Elétricas Brasileiras S.A. - Eletrobras, Companhia Aberta, registered in the National Record of Legal Entities from the Finance Ministry under n. 00001180/0001-26. According to article 42 of the Bylaws, the Finance and Investor Relations Executive Officer, Mr. ARMANDO CASADO DE ARAUJO chaired the meeting, replacing Eletrobras CEO, Mr. JOSÉ DA COSTA CARVALHO NETO, opening the session and appointing me, EDMARA APARECIDA BARBOSA DE SOUZA, as secretary of the meeting, which everybody approved. Afterwards, he invited to be part of the meeting board the Federal representative, Doctor. LUIZ FREDERICO DE BESSA FLEURY, certified by the Decree/PGFN n. 755, from 19 September 2013; and Mrs. TALITA CAR VIDOTTO, representative of the funds: a) CITIBANK - ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; CATERPILLAR INVESTMENT TRUST; CITY OF NEW YORK GROUP TRUST (243349-7; 243361-6); COLLEGE RETIREMENT EQUITIES FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; GMAM INVESTMENT FUNDS TRUST; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO INTERNATIONAL SMALL COMPANIES FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; KAISER PERMANENTE GROUP TRUST; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (247154-2; 240625-2; 235559-3; 205591-3; 243154-0; 235477-5); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED (233512-6; 209686-5; 211042-6); MARYLAND STATE RETIREMENT & PENSION SYSTEM (243641-0; 235250-0); MERCER EMERGING MARKETS EQUITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NORGES BANK; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STATE OF OREGON; STICHTING PGGM DEPOSITARY; STICHTING PGGM DEPOSITARY (232658-5; 241084-5); THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TIFF KEYSTONE FUND, L.P.; TIFF MULTI-ASSET FUND; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS;

VALERO ENERGY CORPORATION PENSION PLAN; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WASHINGTON STATE INVESTMENT BOARD; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; WMC GEM SYSTEMATIC EQUITY FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; b) ITAÚ UNIBANCO S.A. - ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; c) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS - AQR UCITS FUNDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND (253772-1;  253794-2; 253791-8); PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; d) BANCO SANTANDER BRASIL S.A: JP MORGAN CHASE BANK. After establishing the members of the Board of directors of the meeting, the Chairman declared open the 163rd Extraordinary Shareholders Meeting and he communicated that it was regularly convened and that the notices requested by the article 124 of Law n. 6.404/76, were published in the press, and the Call Notice published in the Federal Official Gazette and in the newspaper Valor Econômico (SP), O Globo and Correio Braziliense on the 25th, 26th and 27th August 2015, those notices read as follows: “The MINISTRY OF ENERGY CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS (Open company) CNPJ. N. 00001180/0001-26. Amendment to the Call Notice of the 163rd General Shareholders Meeting. We reconvene the Shareholders of Centrais Elétricas Brasileiras S.A. – Eletrobras to meet at the Company headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, n. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on 21 September 2015, at 10 o’clock, in a General Shareholders Meeting, to debate about the following Agenda: 1. Approval by the controlling stockholder of the election of Mr. Luiz Eduardo Barata Ferreira, as a member of the Board of Administration, according to article 28 of the Company Bylaws; 2. Election by the controlling stockholder of 2 (two) members for the Board of Administration, according to paragraph I of article 17 of the Company Bylaws; 3. Election of the full member for the Fiscal Council, replacing Mr. Ricardo de Paula Monteiro, and his respective substitute, to replace Mr. Hugo Leonardo Gosmann according to article 36 of the Company Bylaws; 4. Election of the full member of the Fiscal Council, replacing Mr. Jarbas Raimundo de Aldano Matos, and his respective substitute, replacing Mr. Jairez Elói de Sousa Paulista according to article 36 of the Company Bylaws. The present announcement amends and replaces the call notice issued on 31 July 2015 pages of the Company (http://www.eletrobras.com.br/elb/ri), from the Securities and Exchange Commission – CVM (http://www.cvm.gov.br) and from BM&FBovespa (www.bmfbovespa.com.br), as well as those published in the newspapers Diário Oficial da União, O Globo, Valor Econômico and Correio Brasiliense, on 04, 05 and 06 August. Under the terms of the first paragraph of article 126 of the Federal Law n. 6.404/1976, as altered (“Corporation Law”) and the decision of the I. CVM Body in the CVM RJ2014/3578 process, on 04 November 2014, the shareholder may be represented in the general meeting: (i) in case of private person, through an attorney established for at least 1 (one) year (who is a Company shareholder, manager or lawyer regularly registered in the Brazilian Bar Association), (ii) in case of legal entity, by its representatives or by appointed attorney under the terms of the acts of incorporation and according to the rules of the Brazilian Civil Code,

(iii) in case of investment fund, by its administrator and/or manager or, furthermore, by an appointed attorney under the terms of their acts of incorporation and according to the rules of the Brazilian Civil Code. The shareholder and its legal representative, aiming at ensuring the entrance in the Meeting (art. 5º, caput, of CVM Instruction n. 481, from 17.12.2009), shall bring the following documents: • Official identity document with photo; • A certified photocopy of the updated acts of incorporation (Bylaws or articles of incorporation), in case of legal entity; • Original or certified photocopy of power of attorney appointed by a shareholder; and • Original copy of the shareholder position statement supplied by the depository institution or by the custody, identifying the shareholder condition. Under the terms of the sole paragraph of article 43 of the Company Bylaws, the delivery of documents corroborating the shareholding condition and of the representation is requested at least 72 (seventy two) hours before the Extraordinary General Meeting herein called, in the Investor Relations Department - DFR, Market Service Division – DFRM, at Av. Presidente Vargas, n. 409 – 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8:00 am to 12:00 pm and 2:00 pm to 5:00 pm. However, all shareholders who attend the Extraordinary General meeting herein called bringing the requested documents shall be admitted. The provisions in article 141 of the Brazilian Corporation Law shall not apply, bearing in mind that the election of the member of the Board of Administration, object of the agenda, aims at the replacement and filling job vacancies, for which the controlling shareholder shall nominate the people, according to the paragraph I of article 17 of the Company Bylaws. Those are available for the shareholders at the Investor Relations Department – DFR, Market Service Division – DFRM, at Av. Presidente Vargas, n 409 – 9th floor, in the city of Rio de Janeiro, RJ and on the Company pages (http://www.eletrobras.com.br/elb/ri), at the pages of the Securities and Exchange Commission – CVM (http://www.cvm.gov.br) and of BM&FBovespa (www.bmfbovespa.com.br) all the documents relevant to the subject that will be debated in the Extraordinary General Meeting, under the terms of Art. 135, § 3rd of the Corporation Law and of CVM Instruction n. 481, from 17 December 2009, according to changes (“CVM Instruction 481”). Rio de Janeiro, 21 August 2015. (a) Wagner Bittencourt de Oliveira – Chairman of the Board of Administration”. Proceeding with the work, he took votes on the Agenda, having the following Decisions been adopted. The attending shareholders approved that the Minutes of the Shareholders Meeting shall be written as a summary, as authorized by the article 130 of Law 6.404/1976. Then, the following matters were debated: 1. For the approval, by the controlling shareholder, according to article 28 of the Company’s Bylaws, about the election of Mr. LUIZ EDUARDO BARATA FERREIRA, Brazilian, married, Electrical Engineer, resident and domiciled at Rua Uruguai, 556 – Apto 801, Tijuca – RJ, holder of identity n. 02.896.094-6, issued by DETRAN-RJ and under CPF n. 246.431.577-04, as a member of the Board of Directors, to fulfill the rest of the mandate, starting on 01.08.2015 and finishing of the date of the General Ordinary Meeting in 2016. 2. Elected, by the controlling shareholder, as members of the Board of Directors, according to paragraph I of the article 17 o the Company’s Bylaws: Mr. WALTER MALIENI JUNIOR, Brazilian, married, bank worker, resident and domiciled at Rua Coronel Oscar Porto, 208 – Apto 244 – Bloco B, São Paulo – SP, holding identity n. 19.146.033-3, issued by SSP-SP and registered with CPF under n. 117.718.468-01, approved by the Brazilian President, under the terms of Decree n. 757, from 1993; and Mr. SAMUEL ASSAYAG HANAN, Brazilian, married, engineer, resident and domiciled at Rua Armando Petrella, 431, Torre 9/IPÊ, Apto 26, Jardim Panorama, São Paulo – SP, holding identity n. 23.549.689-3, issued by SSP-SP and registered with CPF under n. 199.540.857-34, whose inauguration will depend on the approval by the Brazilian President, under the terms of Decree n. 757, from 19 February 1993. After the inauguration, the deadlines of the respective terms will finish on the date of the General Ordinary Meeting of 2016. 3. Elected, by most of the shareholders of ordinary stocks, as a full member of the Fiscal Council, Mrs. AGNES MARIA DE ARAGÃO DA COSTA, Brazilian, married, with a bachelor degree in Economy, resident and domiciled in Brasilia – DF, holder of identity n. 11869726-7, issued by IFP/RJ, and registered with CPF under n. 080.909.187-94, replacing Mr. Ricardo de Paula Monteiro, and her replacement, Mrs. LEILA PRZYTYK, Brazilian, single, bachelor in economy sciences by UnB-DF, specialized in finance from Ibmec – Brasilia, resident and e domiciled at SQS 207, bloco F, apto 402, Brasilia - DF, holder of Identity n. 1.672.011, issued by SSP/DF, and registered with CPF under n. 665.149.591-72, replacing Mr. Hugo Leonardo Gosmann according to article 36 of the Company’s Bay-laws. The deadline for the mandate shall finish on the date of the General Ordinary Meeting of 2016. 4. Elected by, most of shareholders of ordinary stocks, as a full member for the Fiscal Council, Mr. EDUARDO CESAR PASA, a bank worker, resident and domiciled at SQSW 300 bloco A, Apto 607, Brasilia – DF, holder of identity n. 1044834388, issued by SSP-RS and registered with CPF under n. 541.035.920-87 replacing Mr. Jarbas Raimundo de Aldano Matos, and his respective replacement, Mr. DAVID MEISTER, Brazilian, married, electrical engineer, resident and domiciled at SQN 214, bloco H, apto 312, Brasília – DF, holder of identity n. 1496853, issued by SSP-DF and registered with CPF under n. 659.033.311-49  replacing Mr. Jairez Elói de Sousa Paulista according to article 36 of the Company’s Bylaws. The deadline of the mandate shall finish on the date of the General Ordinary Meeting of the year 2016. Finally, as the people indicated for the Board of Directors may have a public job in the Federal Public Administration, at the moment of their election as a member of the Board of Directors, the Federal representative justified, pursuant to § 1 of art. 3 of CVM Instruction n. 367, from 29 May 2002, that the election will happen due to public interest. The funds represented by Mrs. TALITA CAR VIDOTTO,  voted in the following way: item 1) CITIBANK: 22,357,571 votes for and 3,147,556 votes against; ITAU UNIBANCO: 862,500 votes for; MORGAN DTVM: 2,367,000 votes for and 288100 votes against; MORGAN – ADR: 6,578,720 votes for, 36,814,086 votes against and 62,479 abstentions; Item 2) CITIBANK: 24,351,107 votes for and 1154020 votes against; ITAU UNIBANCO: 862,500 votes for; MORGAN DTVM: 2,655,100 votes for; MORGAN – ADR:  8,328,379 votes for, 35,056,818 votes against and 70.088 abstentions; Item 3) CITIBANK: 24.925.927 votes for and 579,200 votes against; ITAU UNIBANCO: 862,500 votes for; MORGAN DTVM: 2,655,100 votes for; MORGAN – ADR: 43,297,014 votes for, 28,836 votes against and  129,435 abstentions; Item 4) CITIBANK: 24,925,927 votes for and 579,200 votes against; ITAU UNIBANCO: 862,500 votes for; MORGAN DTVM: 2,655,100 votes for; MORGAN – ADR:   43,297,014 votes for, 28,836 votes against and 129,435 abstentions. There being no further matters in the agenda, the President concluded the Hundred Sixty Third General Shareholders Meeting of Centrais Elétricas Brasileiras S.A. – Eletrobras, for which I, EDMARA APARECIDA BARBOSA DE SOUZA, Secretary, wrote this Minutes that, when read and found compliant, is duly signed.

Brasília, September 21st, 2015.

ARMANDO DE ARAUJO CASADO

LUIZ FREDERICO DE BESSA FLEURY
CEO	Federal Representative

TALITA CAR VIDOTTO

Representative of the funds: a) CITIBANK - ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; CATERPILLAR INVESTMENT TRUST; CITY OF NEW YORK GROUP TRUST (243349-7; 243361-6); COLLEGE RETIREMENT EQUITIES FUND; DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS - DELAWARE EMERGING MARKETS FUND; DELAWARE VIP TRUST - DELAWARE VIP EMERGING MARKETS SERIES; DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA EMERGING MARKETS EQUITY FUND; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; GMAM INVESTMENT FUNDS TRUST; GMO ALPHA ONLY FUND, A SERIES OF GMO TRUST; GMO GLOBAL REAL RETURN (UCITS) FUND, A SUB-FUND OF GMO FUNDS PLC; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; GMO INTERNATIONAL SMALL COMPANIES FUND; JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA EMERGING EQUITY FUNDAMENTAL INDEX MOTHER FUND; KAISER PERMANENTE GROUP TRUST; LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD. (247154-2; 240625-2; 235559-3; 205591-3; 243154-0; 235477-5); LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGATO CAPITAL MANAGEMENT INVESTMENTS, LLC; LUCENT TECHNOLOGIES INC. MASTER PENSION TRUST; LVIP BLACKROCK EMERGING MARKETS RPM FUND; MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO; MANAGED PENSION FUNDS LIMITED (233512-6; 209686-5; 211042-6); MARYLAND STATE RETIREMENT & PENSION SYSTEM (243641-0; 235250-0); MERCER EMERGING MARKETS EQUITY FUND; NATIONAL RAILROAD RETIREMENT INVESTMENT TRUST; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF THE LEGAL & GENERAL INTERNATIONAL INDEX TRUST; NORGES BANK; POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO; POWERSHARES S&P EMERGING MARKETS HIGH BETA PORTFOLIO; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF MISSISSIPPI; PYRAMIS GLOBAL EX U.S. INDEX FUND LP; RUSSELL INSTITUTIONAL FUNDS, LLC - RUSSELL MULTI-ASSET CORE PLUS FUND; SCHOOL EMPLOYEES RETIREMENT SYSTEM OF OHIO; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; STATE OF OREGON; STICHTING PGGM DEPOSITARY; STICHTING PGGM DEPOSITARY (232658-5; 241084-5); THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE GOVERNMENT OF THE PROVINCE OF ALBERTA; THE ILLINOIS MUNICIPAL EMPLOYEES RETIREMENT FUND; THE MONETARY AUTHORITY OF SINGAPORE; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE TIFF KEYSTONE FUND, L.P.; TIFF MULTI-ASSET FUND; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VALERO ENERGY CORPORATION PENSION PLAN; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY (239020-8; 239021-6); VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; WASHINGTON STATE INVESTMENT BOARD; WISDOMTREE EMERGING MARKETS HIGH DIVIDEND FUND; WISDOMTREE GLOBAL EX-US UTILITIES FUND; WISDOMTREE GLOBAL HIGH DIVIDEND FUND; WMC GEM SYSTEMATIC EQUITY FUND; XEROX CORPORATION RETIREMENT & SAVINGS PLAN; b) ITAÚ UNIBANCO S.A. - ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED; KOPERNIK GLOBAL ALL-CAP EQUITY FUND (A SUB-FUND HEREBY REPRESENTED BY ITS UMBRELLA FUND HEPTAGON FUND PLC); PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEXICO; c) J.P. MORGAN S.A. - DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS - AQR UCITS FUNDS; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR PENSION FUND (253772-1;  253794-2; 253791-8); PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; d) BANCO SANTANDER BRASIL S.A: JP MORGAN CHASE BANK.

EDMARA APARECIDA BARBOSA DE SOUZA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.